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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                    FORM 6-K
                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15D-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June, 2003
                        Commission File Number: 000-30540

                                GIGAMEDIA LIMITED
                        122 TunHua North Road, 14th Floor
                             Taipei, Taiwan (R.O.C.)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

          Form 20-F [x]                Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

          Yes [ ]                      No [x]

(If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b) :82-              .)

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GIGAMEDIA LIMITED is furnishing under cover of Form 6-K:
GIGAMEDIA ANNOUNCES IMPENDING DEPARTURE OF BOARD CHAIRMAN

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(GIGAMEDIA LOGO)


                     GIGAMEDIA ANNOUNCES IMPENDING DEPARTURE
                                OF BOARD CHAIRMAN

TAIPEI, Taiwan, June 5, 2003 - GigaMedia Limited ("GigaMedia") (Nasdaq: GIGM, www.giga.net.tw), a diversified provider of online and offline entertainment services in Taiwan, today announced the impending departure from the board of directors of GigaMedia of the company's chairman. The chairman of the board of GigaMedia, Mr. Nelson Chang, has tendered his resignation as chairman and as a director, effective as of a future date yet to be determined.

The timing of Mr. Chang's resignation as chairman of the board is contingent upon the resolution of the pending offer from GigaMedia's senior management team to privatize the company. Mr. Chang's resignation will be effective immediately following the occurrence of the earlier of: a) the closing of the currently pending management buyout ("MBO"); or b) the rejection of the MBO by the board of directors or shareholders of GigaMedia (assuming that, in the case of a rejection by the board, that the MBO is not put forward to shareholders for their consideration) and clear indication being received from the management buyout group that no revised offer will be made in response to such rejection.

Mr. Chang joined GigaMedia's board in March 2001 and became chairman in November 2001. In tendering his resignation, Mr. Chang cited a growing need to devote more time and effort to his numerous other long-standing business interests.

The company thanks Mr. Chang for his significant contributions and commitment over the past two years to align the company's operating philosophy with market conditions and to improve GigaMedia's financial performance.

ABOUT GIGAMEDIA
GigaMedia Limited (Nasdaq: GIGM) is a diversified provider of entertainment services in Taiwan. The company's online/offline business model provides the company multiple distribution channels, deep customer relationships and the ability to meet future market demands as technology drives new media and entertainment industry change.

Offline, GigaMedia operates Taiwan's two largest music store chains, Rose Records and Tachung Records through its subsidiary G-Music. These businesses were acquired in February and September of 2002, respectively, and together hold approximately 50% market share in Taiwan.

Online, the company operates a leading broadband ISP, providing Internet access service and broadband content with multiple delivery technologies. The company's access products consist of premium cable modem and ADSL offerings, giving the company the ability to deliver

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superior broadband connections island-wide. GigaMedia's cable modem is a world-class platform capable of offering broadband Internet access at speeds of up to 100 times faster than traditional dial-up services. With 21 cable system partners, the company's cable modem business passes more than 3.1 million Taiwan households, as well as 417,000 small and medium businesses. In addition, the company offers interactive Chinese-language multimedia Web sites through its Web destination http://www.gigigaga.com.

Other subsidiary companies of GigaMedia include Koos Broadband Telecom Limited, a broadband service provider focused exclusively on corporate subscribers in Taiwan.

Strategic investors of GigaMedia include the Koos Group, a major player in Taiwan's manufacturing, finance, telecommunications, media, and cable industries.

More information on GigaMedia can be obtained from < http://ir.giga.net.tw >.

The statements included above and elsewhere in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company's current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to those factors that could cause actual results to vary can be found in GigaMedia's Registration Statement on Form 20-F filed with the United States Securities and Exchange Commission in June 2002.

CONTACT:
GIGAMEDIA LIMITED
Brad Miller, Investor Relations Director
886-2-8770-7966 ext. 1107
bradley_miller@corp.giga.net.tw

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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            GigaMedia Limited
                                            -----------------
                                            (Registrant)



Date: June 6, 2003                          By: /s/ Hsia, Winston
                                            ---------------------
                                            (Signature)
                                            Name: Hsia, Winston
                                            Title: Chief Financial Officer